ATCO
GROUP

Corporate Office

07026157

RECEIVED
2007 AUG 22 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

August 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed August 08, 2007 for symbol CU
- Corporation's Form 1, filed August 08, 2007 for symbol CU.X
- Corporation's Form 1, filed August 08, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed August 08, 2007 for symbol CU.PR.B

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

JDutnall

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

ATCO 60 years 2007

dlw 8/23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	81,601,024	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Stock Option Plan	800		
Other Issuances and Cancellations	5,500		
Issued & Outstanding Closing Balance :	81,607,324		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,323,800** As at : 07/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2007	N		800		
Totals		0	800	0	0

Stock Options Outstanding Closing Balance: **1,323,000** As at : 07/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
7/31/2007	Conversion (General)	5,500
Totals		5,500

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/08/2007
Last Updated:	08/08/2007

https://secure.tsx.com/tsxsecurefile/CfsHttpController?SaveView=true&GetPage=PrintForm1Page 08/08/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/08/2007
Last Updated:	08/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/08/2007
Last Updated:	08/08/2007

END